Exhibit 4.3

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Origin Energy Employee Share Plan Guide

1	Overview

The Board of Origin Energy Limited approved the establishment of the Origin Energy Employee Share Plan (ESP) in May 2001. The objective of the Plan is to strengthen the link between Origin Energy’s success and the individual efforts of its employees, and it achieves this by assisting employees to become part owners of their company.

Under the Plan an Award may be made to qualifying employees in each year in which the ESP is in effect. For Australian-based employees the Award is up to $1,000 worth of fully paid shares in Origin Energy Limited; overseas the Award will vary depending on local requirements but will be equitably consistent with the Australian Award.

The Award is pro-rated according to the degree of full-time-permanent-equivalence worked during the service qualification period. For example a permanent 50%-part-time employee would be eligible to receive half the Award amount.

Performance hurdles are established each year. If these hurdles are achieved, the Award will be made to employees in recognition of the contribution made toward those achievements.

2	Service Qualification

The principal criteria for eligibility to participate are:

(1)
Full-time or part-time permanent employment status with Origin Energy Limited (or a subsidiary company over which it has management control) throughout the Performance Year period, except as an Executive Director of Origin Energy Limited, and continued employment as at the Distribution Date (see Section 4) of the Award

and

(2)
A minimum of one year’s continuous service as at 30 June in the year of the Award. (“Near misses” due to commencements shortly after 1 July qualify on a discounted basis of 10% for each working day, eg if 1 July is a Sunday, a start date of Tuesday 3 July would count 90%, Wednesday 4 July would count 80% and so on).

Detailed definitions and expansions are provided in Section 5 Qualification Details.

3	History of Awards

Results For Year Ending	Max Award	Shares Issued	Max Shares and How Calculated	Vesting Date
30 Jun 00	$1,000	15.06.01	330 (at $3.0271 ea)	15.06.04
30 Jun 01	$1,000	01.10.01	340 (at $2.9412 ea)	01.10.04
30 Jun 02	$1,000	01.12.02	265 (at $3.7736 ea)	01.12.05

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4	Notification and Award Amount

The Board of Directors will determine the performance targets for the year, normally as part of final approval of the budget. Targets will be communicated to employees once they have been determined.

After the end of the year, usually after the release of final results in late August, the Board will announce the dollar value of the Award, if any, that is to apply for that year. The dollar value will be determined based on the Company’s performance relative to pre-defined targets for financial and safety performance. If the targets are achieved fully, the Award will be $1,000. If the targets are achieved partially, a pro-rating will apply but a minimum level of $100 must be obtained for the ESP to come into effect.

After the Board has determined whether the ESP is effective for that year, and the amount of the Award that is to apply, employees will be invited to participate. Employees meeting the eligibility criteria indicate their consent to participate, on an application form for that purpose, or through a Standing Consent. The time of this invitation (the “Invitation Date”) will usually be during September. Qualifying employees resident in countries other than Australia will receive separate invitations and instructions.

For qualifying permanent part-time employees, their Award will be pro-rated according to the degree of full-time-equivalence during the service period. If the pro-rating results in an Award of less than $100, it will be deemed to be zero.

For Australian-resident employees, the Award will be delivered in the form of shares in Origin Energy Limited. The number of shares issued will be equal to the dollar value divided by the weighted average share price for the five trading days prior to the date of issue.

For Australian-resident employees, the “Distribution Date” is the date on which the shares are allocated or issued to the account of the employee (generally late October). For employees resident outside Australia, the Distribution Date is the date on which the Award is physically delivered or funds transferred.

5	Qualification Details

5.1	Definition of “employee”

An employee is a permanent full-time or permanent part-time employee of Origin Energy Limited or a controlled subsidiary, and must hold this status at the Distribution Date (except as noted in 5.7 and 5.8 below). Note in particular that

•	An arrangement that meets any of the Tax Office’s criteria for independent contractor status is not that of an employee.
•	An arrangement that does not provide for the accrual of leave entitlements, but instead pays a premium or loading, does not qualify as a permanent employee for the purposes of the Plan.
•	If PAYG tax remittances are made on behalf of the person by any entity other than Origin Energy Limited (or a controlled subsidiary), then the person is not an employee for the purposes of the Plan.

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5.2	Part-Time Service, Unpaid Leave and Illness Absences

The Award to a qualifying employee is proportioned according to paid normal worked hours relative to full-time employment. For example, a permanent part-time employee working 3 days per week would qualify for up to 60% of the Award amount. Periods without pay, or unpaid leave, or Serious Illness or Workers Compensation absences are zero-weighted (effectively treated the same way as for part-time service). Annual and long service leave, and sick leave within entitlement and less than 10 days per annum (pro-rata where appropriate), are counted as normal paid worked hours. Where unpaid sick leave has been granted (not being paid Serious Illness Leave) the dollar amount of such grant may be deducted from any Award.

5.3	Mixed Employment Status

During the twelve months to the end of the Performance Year, the following service periods do not count towards Qualifying Service; and, if the resultant Service meets the minimum one year, these periods are zero-rated for the purposes of pro-rating the Award for the particular Performance Year:

•	periods for which the employee receives a casual loading in lieu of annual leave and sick leave (except as noted in 5.4); or,
•	periods for which employment was through an agency, company, or other third party; or
•	periods for which the engagement was as an independent contractor or was remunerated at independent contractor rates.

5.4	Casual Converted to Permanent

An employee who, at the Distribution Date, is a permanent full-time or permanent part-time employee but, for a part of the qualification period, was engaged directly by Origin Energy Ltd or its controlled entities on a casual basis, may have the casual period counted toward the length-of-service requirement. The employee must have been on Origin Energy’s payroll throughout the Qualification Period. The portion of casual service will be zero-rated for the purposes of calculating a pro-rata equivalent based on a part-time hours calculation.

5.5	Secondment

If an employee, who would otherwise be a qualifying employee, is on secondment then that person will be treated as a qualifying employee for purposes of the ESP.

5.6	Contract Employees

Origin Energy, in its absolute discretion, may deem certain contract employees who would meet the service criteria for a qualifying employee to be qualifying employees for purposes of the ESP (or to count towards the 12-month service qualification). The guidelines that are taken into consideration in exercising this discretion are whether the contract

•	is regularly and systematically renewed
•	is subject to remuneration review during the contract term
•	is remunerated in line with internal scales (no premiums or loadings)
•	is paid through the Origin Energy’s payroll with PAYG remittances.

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5.7	Redundancy

An employee who is made redundant such that they will not be employed at the Distribution Date, but who at the 30 June (or the date of termination if earlier than 30 June) will have met at least 75% of the service qualification for that year (in terms of length of service and degree of full-time participation), may be deemed at the discretion of the General Manager of their Division to participate on a pro-rata and ex-gratia basis for that year.

In that circumstance, the General Manager in his or her absolute discretion may forecast (if necessary) the financial and safety results for the participation year and authorise an ex-gratia cash payment equivalent to the forecast (or actual) gross value of the Award, pro-rated according to service period and full-time participation. Such payment, if any, will not be grossed-up for any tax effect.

5.8	Changed Status At Distribution Date

Where a person meets the service requirements but is not a permanent full-time or part-time employee at the Distribution Date, but has a continuing employment or contract relationship with Origin Energy, the Board in its absolute discretion may deem the person to be qualifying for the purposes of the ESP.

6	Outside Australia

In establishing the Plan, it was the clear intention of the Board of Directors that an equitable value would be provided to all qualifying employees, regardless of their country of residence.

Details of the operation of the Plan in locations outside Australia are currently being developed, and will be incorporated into this Summary as they become available.

7	Australian Taxation Information

The ESP has been established as a qualifying plan under the Australian Income Tax Act, and the following provides a summary of the income tax implications of the ESP for Australian-resident employees.

Shares issued in Australia under the ESP will be issued as restricted shares that cannot be sold for 3 years from the date of issue. The shares will be issued in the name of the qualifying employee and are not subject to forfeiture. Should an employee leave the company within the three-year restriction period, the shares will immediately become unrestricted, and will be retained by the employee on termination.

This section is intended as a guide only. Each employee will have a different tax profile. Accordingly, it is strongly recommended that employees obtain their own tax advice in order to complete their income tax return.

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7.1	Assumptions

•	Participation in the Origin Energy ESP is available only to all full-time and permanent part time employees with one year or more service. The shares awarded are in Origin Energy Limited;
•	Ordinary shares will be issued to employees subject to the company meeting performance hurdles;
•	Restrictions are placed on the disposal of shares acquired through the ESP. Shares cannot be traded by the employees within the period of three years from the date of issue;
•
There is no risk of forfeiture of the shares issued via the ESP. Should the employee leave the company within the three year restriction period, the shares will immediately become unrestricted, and will be retained by the employee on termination.

7.2	Income tax and capital gains tax

Shares granted under the Origin Energy ESP will be considered “qualifying shares” under Division 13A of the Income Tax Assessment Act (the “Tax Act”). These provisions seek to tax the employee on the benefit received from the issue of the shares from the ESP.

“Qualifying shares” have two alternatives income tax points:

(1) in the year of grant (where an election under section 139E of ITAA36 is made)
OR
(2) in the year of the “cessation time”

The cessation time for a share is the earliest of the following times:

(a) when the share is disposed of;
(b) the later of (i) the time the disposal restrictions expire; and (ii) when any forfeiture conditions expire;
(c) when the employment in respect of which the share was acquired ceases;
or
(d) 10 years after the share was acquired.

Based on the terms of the Origin Energy ESP, the cessation time will either be the date the restrictions are lifted – 3 years after date of issue – or the date the employee ceases employment with Origin if that occurs before the end of the 3 year restriction period.

Essentially, the employee has two options:

1	Make an election to be taxed at the time of issue of the shares (and take advantage of the $1,000 tax free amount applying to qualifying shares)

2	Not make any election and be taxed on the value of the shares at the time that the shares become unrestricted (3 years after issue or at the time of ceasing employment with Origin if earlier)

Given that no tax free amount applies in the second option above, most employees are likely to opt for option 1 above.

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7.3	Alternative Taxing Times

Below is a summary of the income tax and capital gains tax implications for employees if they elect to be taxed:

(1) At the date of grant of the share as a result of making an election under sec 139E (Method A);
  OR
(2) At the cessation time (Method B).

7.4	Election Is Made To Tax Shares In The Year Of The Grant (Method A)]

Employees should be aware that in making the election under section 139E to be taxed at the date of grant, all shares granted in the same year of income under employee share acquisition schemes will be affected.

7.4.1	Income tax implications (Method A)

The employee will include the market value of the shares in their assessable income in the year of income in which the grant to the employee occurs.

On the basis that the Origin Energy ESP will satisfy the “exemption conditions” only the market value that exceeds $1,000 will be included in the employee’s assessable income in the year of grant. Given that each employee will be issued with shares not exceeding $1,000, provided the employee makes the appropriate election, the employee will not have any amount included in their assessable income in relation to the shares issued to them under the Origin Energy ESP.

The exemptions conditions to be satisfied are as follows:

(1)	There are no forfeiture conditions attached to the shares;
(2)	The ESP does not allow the employees to dispose of the shares before the earlier of three years from the date the share was granted and the time the employee ceases to be employed with Origin Energy;
(3)	The share scheme is operated on a non-discriminatory basis.

Based on the information available at this time, the ESP should meet these criteria and therefore the employees will not be taxed on the award of shares under ESP.

7.4.2	Capital gain tax implications (Method A)

Where the employee has made an election to pay income tax on the market value of the shares when they are acquired, a capital gains tax liability may arise on the subsequent sale of those shares. When the employee sells the shares he/she may be subject to capital gains tax on the difference between the sales proceeds and the cost base of the shares.

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For capital gains tax purposes, the cost base of the shares will be taken to be the market value of the shares at the time of grant. This will be the case even where the employee does not pay income tax on the first $1,000 of the award.

Where the shares are held for a period of 12 months or more prior to a CGT event (such as sale of the shares), only 50% of the capital gain should be included in the employee’s assessable income. Note that no indexation of the cost base will be given.

7.5	Deferral of Income Tax Until Cessation Time (Method B)

We would expect most, if not all, employees to elect to be taxed up front, and benefit from the $1,000 tax free threshold. However, for completeness we note the second tax concession available for an ESP.

7.5.1	Income tax implications (Method B)

Generally, where the employee does not make the election under section 139E, the amount included in his/her assessable income will be equal to the market value, of the shares at the date of cessation (refer above, but generally this will be the date the restrictions are lifted).

However, where the shares are disposed of within 30 days of cessation time, the amount to be included in the employee’s assessable income in that year will be the amount of the consideration received on the sale of the shares, less any costs incurred in selling the shares. Thus in this case the employee would essentially be taxed on the full gain on sale of the shares under Division 13A (that is, the gain on sale is not treated as a capital gain, but rather as a revenue gain). In these circumstances the concessional capital gains tax provisions will not be available.

7.5.2	Capital gains tax implications (Method B)

Generally, where the employee has not made an election under section 139E and pays income tax on the market value of the shares at the cessation time, a capital gains tax liability may arise on the subsequent sale of those shares.

When the employee sells the shares he/she may be subject to capital gains tax on the difference between the sales proceeds and the cost base of the shares.

For capital gains tax purposes, the cost base of the shares will be taken to be the market value of the shares at the cessation time, ie the amount that has been included in the employees tax return as assessable income.

Where the shares are held for a period of 12 months or more prior to a CGT event (such as sale of the shares), only 50% of the capital gain should be included in the employee’s assessable income. Note that no indexation of the cost base will be given.

However, where the employee sells the shares within 30 days of the cessation time there are no capital gains tax implications, as the profit is

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assessable under other provisions of the Income Tax Act (Division 13A) – refer above.

7.5.3	Capital losses (Method B)

A capital loss may arise to the employee where the sales proceeds from the shares is less than the cost base of the shares.

Where there is a capital loss on the sale of the shares because they have fallen in value, any capital loss can only be utilised against other capital gains of the same year or carried forward to offset future capital gains. It should be noted that capital losses are offset against capital gains before the gain is reduced by the 50% discount factor. As noted above the 50% discount applying to capital gains only applies when the asset giving rise to the gain has been held for at least 12 months prior to disposal.

7.6	Capital gains tax asset register

For capital gains tax purposes, each share is treated as a separate asset. Accordingly, a capital gains tax register that records the date of acquisition and cost base for each individual share received must be maintained. The Commissioner of Taxation requires maintenance of this register as evidence of the date and cost of acquisition of each capital gains tax asset. Furthermore, the details recorded in the capital gains tax register are necessary for determining whether a capital gain is realised and should the 50% discount factor apply upon the sale of the shares.

As the shares will be identical, but may be acquired over a period of time, it may not always be possible to distinguish or identify the particular shares that are sold. In these circumstances, the employee will need to decide which particular shares are being sold. In this respect, the Commissioner has indicated that he will accept the employee’s selection of the identity of the shares sold, including a “first-in first-out” basis of identification. However, this will not mitigate your obligation to maintain a capital gains tax register recording the date of acquisition and cost base of each individual share.

7.7	Dividends

Any dividend received by the employee in relation to the shares acquired under ESP must be included in the employee’s assessable income in the income year received.

7.7.1	Participation in a dividend reinvestment plan

Should the employees be offered the opportunity to participate in a dividend reinvestment plan, the notional dividend reinvested to acquire further shares is taxable as a dividend and must be included in the employee’s assessable income in the income year it is credited to the employee. Under section 6(1) of ITAA36 a dividend is any distribution of profits to its shareholders whether in money or other property.

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7.8 SUMMARY OF TAX IMPACTS FOR EMPLOYEE

Employee Chooses to:	Income Tax Impact	Capital Gains Tax Impact	FBT and RFB Impact

Elect to be taxed in year of grant of shares. (Method A)	First $1000 of discount exempt from tax. Any tax payable in the year of grant of shares
Cost base of shares based on market value at acquisition.

Assuming that the shares increase in value over time, this will lead to smaller cost base and hence a larger capital gain than under the deferral option.
None - No FBT and, hence, no impact for group certificate reporting.

Defer taxing time until restrictions lifted (Method B)	No tax free amount available thus fully taxable on value of shares at that time The deferral under the Origin Energy ESP can be no more than 3 years (i.e. the date that the restrictions are lifted)
Cost base of shares based on market value at the deferred date.

Assuming that the shares increase in value over time, this will lead to larger cost base and hence a smaller capital gain than with the election and discount option.

The employee would however have foregone the $1,000 tax free amount and be taxed on the full market value of the shares at the deferral date (up to 3 years after the date of issue).
None - No FBT and, hence, no impact for group certificate reporting.

Notes:
FBT – means fringe benefits tax
RFB – means reportable fringe benefits requiring disclosure on an employees group certificate

Making An Election under sec 139E (Method A)(For your Personal Tax papers)

A sample election notice is given below and, if utilising Method A (see 7.4), you may choose to complete a statement in a form similar to that below, and to keep it with your tax papers. It is not necessary to include the Election in your tax return, but you need to have such an election evidenced in your working papers:

I elect under Section 139E that subsection 139B(2) apply to all shares acquired under qualifying employee share plans during the 2001/2002* year.

Signed                                                                                                            Date: 30 June 2003*

*Insert relevant financial year, signature must be dated on or before 30 June of that year

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